Exhibit 99.1

Deutsche Bank

Earnings Report as of March 31, 2019

Contents

Group results at a glance 3

Group results 5

Segment results 7

Consolidated Balance Sheet 12

Progress on strategy implementation 14

Outlook 14

Risks and opportunities 15

Risk information 16

Additional information 20

Management and Supervisory Board 20

Capital expenditures and divestitures 20

Events after the reporting period 20

Basis of preparation/impact of changes in accounting principles 20

Total net revenues 22

Earnings per common share 22

Consolidated Statement of Comprehensive Income 23

Provisions 23

Non-GAAP financial measures 24

Imprint 28

Group results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2019	Mar 31, 2018	Absolute Change	Change in %
Net revenues:
Of which:
Corporate & Investment Bank (CIB)	3,328	3,845	(517)	(13)
Private & Commercial Bank (PCB)	2,513	2,640	(127)	(5)
Asset Management (AM)	525	545	(20)	(4)
Corporate & Other (C&O)	(15)	(54)	38	(71)
Total net revenues[1]	6,351	6,976	(626)	(9)
Provision for credit losses	140	88	52	60
Noninterest expenses:
Compensation and benefits	2,866	3,002	(136)	(5)
General and administrative expenses	3,070	3,456	(386)	(11)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	(17)	(1)	(16)	N/M
Total noninterest expenses	5,919	6,457	(538)	(8)
Profit (loss) before tax	292	432	(140)	(32)
Income tax expense (benefit)	91	312	(221)	(71)
Net income (loss)	201	120	81	67
Net income (loss) attributable to noncontrolling interests	23	0	22	N/M
Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	178	120	58	48

Common Equity Tier 1 capital ratio	13.7%	13.4%	0.4 ppt	N/M
CRR/CRD 4 Leverage ratio (fully loaded)	3.9%	3.7%	0.2 ppt	N/M
CRR/CRD 4 Leverage ratio (phase-in)	4.1%	4.0%	0.2 ppt	N/M
Loans (gross of allowance for loan losses, in € bn, as of quarter-end)	415	392	23	6
Deposits (in € bn, as of quarter-end)	575	572	3	1
Assets under Management (in € bn, as of quarter-end)	1,208	1,175	33	3
Employees (full-time equivalent, as of quarter-end)	91,463	97,130	(5,667)	(6)

N/M – Not meaningful

1A detailed breakdown of revenues by profit and loss line items is provided under “Additional Information: Total net revenues”.

Deutsche Bank reports net income of € 201 million in the first quarter of 2019

Christian Sewing, Chief Executive Officer, said: “Our first-quarter results demonstrate the strength of our franchise and our continued progress in executing our plans in a very challenging market environment. We have made progress on key business drivers: growth in loans and deposits, a recovery in assets under management and market share improvements in corporate finance. Our continued cost discipline helped us to offset lower revenues and we are well on track to meet our 2019 cost target of 21.8 billion euros.”

First quarter 2019 highlights

  Net income up 67 % year-on-year to € 201 million, after bank levy charges of € 604 million
  Revenues down 9 % year-on-year, down 5 % ex-specific items1
  Revenues in Global Transaction Banking up 6%
  Key business indicators positive during the quarter
  Loan growth of € 10 billion
  Net asset inflows of € 10 billion, with assets under management up € 70 billion in the quarter
  Cost savings broadly offset lower revenues
  Noninterest expenses down 8 % and adjusted costs2 down 7% - fifth consecutive quarterly reduction in adjusted costs2 ex-bank levies
  Well on track to meet 2019 adjusted cost2 target of € 21.8 billion
  Common Equity Tier 1 ratio rises to 13.7%
  Managing toward Return on Tangible Equity target of above 4 % in 2019

Deutsche Bank reported group net income of € 201 million for the first quarter of 2019, up 67 % year-on-year. Profit before tax was € 292 million, after bank levy charges of € 604 million in respect of the full year 2019, taken in the first quarter. The effective tax rate for the quarter was 31%. In the prior year quarter, the effective tax rate of 72 % was mainly impacted by non-tax deductible expenses, including litigation, and tax effects related to share based payments.

Group results

Revenues: resilient in less market-sensitive businesses, lower in Sales & Trading

Net revenues were € 6.4 billion, down 9 % year-on-year, or 5 % if adjusted for specific items1 which had a positive impact of € 31 million in the quarter, versus a positive impact of € 315 million in the prior year quarter.

Revenues in less market-sensitive businesses, Global Transaction Banking (GTB), Private & Commercial Bank (PCB) and Asset Management, were resilient, down 2 % but rising 1 % excluding specific items1. GTB revenues were up 6 % year-on-year to € 975 million. Revenues in PCB were € 2.5 billion, down 5 % on a reported basis but stable if adjusted for specific items1. Revenues in Asset Management were € 525 million, down 4 % year-on-year, reflecting lower assets under management due to outflows in 2018 and market declines in the fourth quarter of 2018 which reversed in the first quarter.

Revenues in the Corporate & Investment Bank (CIB), which includes GTB, were down 13 % year-on-year or 10 % if adjusted for specific items1. Revenues in Sales & Trading (Fixed Income) were down 19 % to € 1.5 billion while Sales & Trading (Equity) revenues were down 18 % to € 468 million, reflecting perimeter reductions during 2018 and challenging market conditions. Revenues in Origination and Advisory were down 5 % but the business gained market share globally (source: Dealogic).

1 Specific revenue items in the current and prior year quarter were as follows:

	Three months ended Mar 31, 2019
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues	3,328	2,513	525	(15)	6,351
DVA - CIB Other	(49)	0	0	0	(49)
Change in valuation of an investment - Sales & Trading (FIC)	36	0	0	0	36
Sal. Oppenheim workout - Wealth Management	0	43	0	0	43
Gain from property sale - Private and Commercial Business (Germany)	0	0	0	0	0
Revenues excluding specific items	3,341	2,470	525	(15)	6,320

	Three months ended Mar 31, 2018
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues	3,845	2,640	545	(54)	6,976
DVA - CIB Other	61	0	0	0	61
Change in valuation of an investment - Sales & Trading (FIC)	84	0	0	0	84
Sal. Oppenheim workout - Wealth Management	0	14	0	0	14
Gain from property sale - Private and Commercial Business (Germany)	0	156	0	0	156
Revenues excluding specific items	3,700	2,470	545	(54)	6,661

Positive indicators: volume growth in loans, deposits and assets under management

Loan growth during the quarter was € 10 billion, including € 5 billion in CIB and € 3 billion in PCB. Over the past twelve months, loan growth was € 23 billion, or € 28 billion if adjusted for exited businesses in PCB.

Across PCB and Asset Management, assets under management increased by € 70 billion during the quarter, driven by net inflows of € 10 billion, market performance and exchange rate movements. PCB’s assets under management increased by € 29 billion in the quarter, of which € 14 billion were in Wealth Management. PCB’s increase included approximately € 8 billion of net inflows. Asset Management’s assets under management increased by € 42 billion including net inflows of € 2 billion, or € 7 billion excluding cash products.

Costs: sustained year-on-year reductions, 2019 target reaffirmed

Noninterest expenses were € 5.9 billion, down 8 % year-on-year. Adjusted costs2 were also € 5.9 billion, down 7%, which substantially offset a challenging revenue environment. Costs included € 604 million in bank levies, which are incurred mainly in the first quarter of each year in respect of the full year, down by approximately € 60 million versus the prior year quarter. This reduction mainly reflects balance sheet reductions in recent years and a positive impact from the Postbank merger. Adjusted costs2 excluding bank levies were € 5.3 billion in the quarter, as compared to € 5.7 billion in the first quarter 2018, and were the fifth consecutive reduction in quarterly adjusted costs2 excluding bank levies.

Deutsche Bank achieved year-on-year reductions in both compensation and non-compensation costs. Lower compensation and benefits expenses reflected reductions in the internal workforce, while savings across all major areas of non-compensation costs were driven by active management of consumption and vendor spending. Management reaffirmed its commitment to Deutsche Bank’s 2019 target for adjusted costs2 of € 21.8 billion.

2 Noninterest expenses and adjusted costs in the current and prior year quarter were as follows:

	Three months ended Mar 31, 2019
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consolidated
Noninterest expenses	3,393	2,108	398	20	5,919
Impairment of goodwill and other intangible assets	0	0	0	0	0
Litigation expenses/(releases)	3	(23)	(1)	3	(17)
Restructuring and severance	23	(18)	4	(3)	6
Adjusted costs	3,367	2,149	395	20	5,930

	Three months ended Mar 31, 2018
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consolidated
Noninterest expenses	3,643	2,227	473	114	6,457
Impairment of goodwill and other intangible assets	0	0	0	0	0
Litigation expenses/(releases)	58	(20)	27	2	66
Restructuring and severance	27	9	4	0	41
Adjusted costs	3,558	2,238	442	112	6,350

Credit quality remains strong

Provision for credit losses was € 140 million in the quarter, up 60 % year-on-year. This development partly reflects lower net releases in CIB, driven mainly by releases in the CIB shipping portfolio in the prior year quarter, and a rise in PCB provisioning driven partly by model recalibrations. At 13 basis points of loans, provision for credit losses remains low by historical standards, reflecting the low risk profile of the bank’s portfolio.

Continued capital and balance sheet strength

Deutsche Bank’s CET 1 ratio strengthened to 13.7 % in the quarter, an improvement of 18 basis points versus the end of the fourth quarter of 2018, despite absorbing the impact of 16 basis points relating to adoption of IFRS 16. The improvement was driven in part by a reduction in risk weighted assets (RWAs) of € 3 billion, driven by reductions in market risk and operational risk RWAs which more than offset growth in credit risk RWAs. Liquidity, at € 260 billion, remained comfortably in excess of regulatory requirements. The Liquidity Coverage Ratio (LCR) at the end of the quarter was 141%. At this level, the LCR is 41 percentage points above the required level of 100%, which is equivalent to a surplus of € 68 billion.

Returns to shareholders: targets reaffirmed

Post-tax return on tangible equity (RoTE) was 1.3 % in the quarter, versus 0.9 % in the prior year quarter. Assuming an equal apportionment of bank levies paid in the first quarter across the four quarters of 2019, RoTE would have been 3.6 % in the quarter. Deutsche Bank continues to manage toward a post-tax RoTE of over 4 % for 2019, and toward further improving shareholder returns over time.

Segment results

Corporate & Investment Bank (CIB)

Net revenues were € 3.3 billion, down 13 % year-on-year, or 10 % if adjusted for the specific items set forth in the table above1.

Global Transaction Banking revenues grew by 6 % to € 975 million, driven by higher net interest income, notably in Cash Management.

Revenues in Sales & Trading (Fixed Income) were down 19%, and down 18 % excluding a specific item consisting of a change in the valuation of an investment which impacted Rates. This development partly reflected business perimeter reductions in previous quarters and challenging market conditions. Revenues in FX and Credit were down slightly; growth in flow credit was offset by year-on-year declines in distressed debt versus a strong prior year quarter.

Revenues in Sales & Trading (Equity) were down 18 % at € 468 million, reflecting challenging market conditions and perimeter adjustments in the prior year.

Revenues in Origination & Advisory were € 455 million, down 5 % against a backdrop of lower industry fee pools. Significant growth in Advisory revenues was more than offset by declines in Equity and Debt Origination.

Noninterest expenses were down 7 % to € 3.4 billion, and adjusted costs were reduced by 5%, reflecting continued cost discipline and the measures taken during 2018 to refocus the business. CIB’s first-quarter costs included € 535 million in bank levies in respect of the full year 2019.

CIB reported a loss before tax of € 88 million in the quarter after the aforementioned bank levies. Assuming an equal apportionment of bank levies across the year, profit before tax would have been € 313 million.

Focused growth investments have included targeted hires in fixed income and debt origination and loan growth in GTB. Loans in CIB grew by € 5 billion during the quarter and by € 13 billion since the end of the prior year quarter.

Market share gains: In a difficult market environment, Deutsche Bank improved market share in corporate finance (source: Dealogic). Deutsche Bank was joint No. 1 in US IPOs and returned to a top-5 position in global leveraged debt capital markets (source: Dealogic). Deutsche Bank gained share in investment grade debt origination during the quarter and acted as bookrunner on 14 of the 20 largest transactions globally in the quarter (source: Dealogic).

Corporate & Investment Bank results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2019	Mar 31, 2018	Absolute Change	Change in %
Net revenues:
Global Transaction Banking	975	918	57	6
Equity Origination	43	76	(33)	(43)
Debt Origination	290	316	(27)	(8)
Advisory	122	88	34	39
Origination and Advisory	455	480	(25)	(5)
Sales & Trading (Equity)	468	571	(103)	(18)
Sales & Trading (FIC)	1,516	1,882	(367)	(19)
Sales & Trading	1,984	2,454	(470)	(19)
Other	(84)	(5)	(79)	N/M
Total net revenues	3,328	3,845	(517)	(13)
Provision for credit losses	23	(3)	26	N/M
Noninterest expenses:
Compensation and benefits	962	1,061	(99)	(9)
General and administrative expenses	2,424	2,568	(144)	(6)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	7	14	(7)	(50)
Total noninterest expenses	3,393	3,643	(250)	(7)
Noncontrolling interests	1	3	(2)	(71)
Profit (loss) before tax	(88)	203	(291)	N/M

Total Assets (in € bn, as of quarter-end)	1,069	1,132	(64)	(6)
Loans (gross of allowance for loan losses, in € bn, as of quarter-end)	140	127	13	11
Employees (full-time equivalent, as of quarter-end)	17,117	17,892	(775)	(4)

N/M – Not meaningful

Private & Commercial Bank (PCB)

Net revenues were € 2.5 billion, down 5 % year-on-year. Revenues were flat excluding the specific items set forth in the table1 above, as growth in loan volumes offset the negative impact of continued deposit margin compression.

In the Private & Commercial Business (Germany), revenues were € 1.7 billion, down by 7 % on a reported basis and up 2 % if adjusted for the non-recurrence of a specific item consisting of a € 156 million gain on the sale of a property in the prior year quarter. Growth in business volumes offset deposit margin compression.

The Private & Commercial Business (International) generated revenues of € 359 million, down 4 % year-on-year. Growth in loan revenues and re-pricing measures were more than offset by the non-recurrence of a small asset sale in the prior year quarter and a change in the treatment of loan fees in Italy.

Wealth Management revenues were € 427 million, stable year-on-year, and down 7 % if adjusted for the specific item consisting of gains on workout activities relating to legacy Sal. Oppenheim positions. This reflects lower Assets under Management in the fourth quarter of 2018 against a backdrop of declining markets, and the non-recurrence of smaller divestitures in the prior year quarter.

Noninterest expenses were € 2.1 billion, down 5%, while adjusted costs were down by 4%, reflecting the partial disposal of Polish operations in 2018, further headcount reductions and continued cost discipline.

Profit before tax was € 287 million, down 11%, partly reflecting specific items set forth in the table1 above. In addition, profit before tax was impacted by a year-on-year rise of € 29 million in provision for credit losses to € 117 million, partly driven by model recalibrations. Provisions remained at low levels at 17 basis points of loans, reflecting a low risk portfolio and rigorous underwriting standards. Post-tax return on tangible equity (RoTE) was 6.4 % in the quarter.

Growth in business volumes: PCB’s assets under management increased by € 29 billion, or 6%, to € 502 billion during the quarter, of which Wealth Management contributed some € 14 billion. PCB’s increase was driven in part by improved performance, and partly by net money inflows of € 8 billion, including € 6 billion in term deposits and € 2 billion in investment products. Loan growth was € 3 billion during the quarter. In the past twelve months, PCB achieved loan growth of € 13 billion and deposit growth of € 20 billion if adjusted for exited businesses.

Private & Commercial Bank results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2019	Mar 31, 2018	Absolute Change	Change in %
Net revenues:
Private and Commercial Business (Germany)	1,707	1,836	(129)	(7)
Private and Commercial Business (International)1	359	374	(15)	(4)
Wealth Management (Global)	427	426	1	0
Exited businesses2	21	4	17	N/M
Total net revenues	2,513	2,640	(127)	(5)
Of which:
Net interest income	1,478	1,485	(7)	(0)
Commissions and fee income	820	868	(48)	(5)
Remaining income	215	287	(72)	(25)
Provision for credit losses	117	88	29	33
Noninterest expenses:
Compensation and benefits	973	980	(6)	(1)
General and administrative expenses	1,161	1,264	(103)	(8)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	(26)	(17)	(9)	53
Total noninterest expenses	2,108	2,227	(118)	(5)
Noncontrolling interests	0	0	(0)	N/M
Profit (loss) before tax	287	325	(37)	(11)

Total Assets (in € bn, as of quarter-end)	348	331	17	5
Loans (gross of allowance for loan losses, in € bn, as of quarter-end)	273	265	8	3
Assets under Management (in € bn, as of quarter-end)	502	497	5	1
Employees (full-time equivalent, as of quarter-end)	41,392	43,785	(2,393)	(5)

N/M – Not meaningful

1Covers operations in Belgium, India, Italy and Spain.

2Covers operations in Poland and Portugal as well as Private Client Services (PCS) and Hua Xia in historical periods.

Asset Management (AM)

Net revenues were € 525 million, down 4 % versus the prior year quarter but up slightly on a challenging fourth quarter of 2018. The year-on-year decline was driven in part by lower management fees resulting from lower assets under management at the end of 2018, which related to outflows and market declines. These effects were partly offset by the non-recurrence of a one-time loss on the sale of a discontinued business in the first quarter of 2018.

Noninterest expenses were € 398 million, down 16%, with adjusted costs down 11 % to € 395 million, due to the non-recurrence of litigation expenses which impacted noninterest expenses in the prior year, management action to reduce infrastructure expenses and savings on professional fees.

Profit before tax was € 96 million, up 34 % year-on-year, as cost reductions more than offset both the decline in revenues and the impact of € 31 million of non-controlling interests following the IPO of DWS in the first quarter of 2018. Adjusted for non-controlling interests, profit before tax would have risen by 77%.

Assets under management increased by € 42 billion, or 6%, to € 706 billion during the quarter. This increase was driven by market performance, exchange rate movements and net new money inflows of € 2 billion, or € 7 billion excluding cash products, in key asset classes including Passive, Alternatives, and flagship funds, Top Dividende and Concept Kaldemorgen. Some € 3 billion of inflows were contributed by DWS’s strategic alliances with Nippon Life, Zurich, DVAG and Generali.

Sustained commitment to responsible investing. DWS was named “Responsible Investor of the Year” for the second year in a row by Insurance Asset Risk. The US Xtrackers business launched the largest Environmental, Social and Governance (ESG) Exchange-Traded Fund to come to market, developed in collaboration with Ilmarinen, the Finnish pension insurance company.

Asset Management results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2019	Mar 31, 2018	Absolute Change	Change in %
Net revenues:
Management Fees	509	531	(22)	(4)
Performance and transaction fees	11	18	(7)	(39)
Other revenues	5	(4)	9	N/M
Total net revenues	525	545	(20)	(4)
Provision for credit losses	(0)	0	(1)	N/M
Total noninterest expenses:
Compensation and benefits	200	194	6	3
General and administrative expenses	196	276	(80)	(29)
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	2	3	(0)	(14)
Total noninterest expenses	398	473	(75)	(16)
Noncontrolling interests	31	0	31	N/M
Profit (loss) before tax	96	72	25	34

Total Assets (in € bn, as of quarter-end)	10	10	0	4
Assets under Management (in € bn, as of quarter-end)	706	678	28	4
Employees (full-time equivalent, as of quarter-end)	4,055	4,056	(1)	(0)

N/M – Not meaningful

Corporate & Other (C&O)

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2019	Mar 31, 2018	Absolute Change	Change in %
Net revenues	(15)	(54)	38	(71)
Provision for credit losses	(0)	2	(2)	N/M
Noninterest expenses:
Compensation and benefits	730	767	(37)	(5)
General and administrative expenses	(710)	(652)	(58)	9
Impairment of goodwill and other intangible assets	0	0	0	N/M
Restructuring activities	0	(0)	0	N/M
Total noninterest expenses	20	114	(94)	(82)
Noncontrolling interests	(32)	(3)	(29)	N/M
Profit (loss) before tax	(4)	(167)	163	(98)

N/M – Not meaningful

Consolidated Balance Sheet

Assets

in € m.	Mar 31, 2019	Dec 31, 2018
Cash and central bank balances	187,314	188,731
Interbank balances (w/o central banks)	11,428	8,881
Central bank funds sold and securities purchased under resale agreements	9,831	8,222
Securities borrowed	4,792	3,396
Financial assets at fair value through profit or loss
Trading assets	164,840	152,738
Positive market values from derivative financial instruments	331,040	320,058
Non-trading financial assets mandatory at fair value through profit and loss	108,502	100,444
Financial assets designated at fair value through profit or loss	0	104
Total financial assets at fair value through profit or loss	604,382	573,344
Financial assets at fair value through other comprehensive income	53,879	51,182
Equity method investments	921	879
Loans at amortized cost	410,564	400,297
Property and equipment	5,439	2,421
Goodwill and other intangible assets	9,183	9,141
Other assets	130,884	93,444
Assets for current tax	1,147	970
Deferred tax assets	7,413	7,230
Total assets	1,437,179	1,348,137

Liabilities and Equity

in € m.	Mar 31, 2019	Dec 31, 2018
Deposits	575,108	564,405
Central bank funds purchased and securities sold under repurchase agreements	5,662	4,867
Securities loaned	2,887	3,359
Financial liabilities at fair value through profit or loss
Trading liabilities	71,307	59,924
Negative market values from derivative financial instruments	316,106	301,487
Financial liabilities designated at fair value through profit or loss	66,835	53,757
Investment contract liabilities	548	512
Total financial liabilities at fair value through profit or loss	454,796	415,680
Other short-term borrowings	13,024	14,158
Other liabilities	154,940	117,513
Provisions	2,959	2,711
Liabilities for current tax	889	944
Deferred tax liabilities	517	512
Long-term debt	153,942	152,083
Trust preferred securities	3,261	3,168
Obligation to purchase common shares	0	0
Total liabilities	1,367,985	1,279,400
Common shares, no par value, nominal value of € 2.56	5,291	5,291
Additional paid-in capital	40,271	40,252
Retained earnings	16,587	16,714
Common shares in treasury, at cost	(28)	(15)
Equity classified as obligation to purchase common shares	0	0
Accumulated other comprehensive income (loss), net of tax	794	253
Total shareholders’ equity	62,914	62,495
Additional equity components	4,675	4,675
Noncontrolling interests	1,605	1,568
Total equity	69,194	68,737
Total liabilities and equity	1,437,179	1,348,137

Movements in Assets and Liabilities

As of March 31, 2019, the total balance sheet increased by € 89.0 billion (or 7%) compared to year-end 2018. Key drivers for the development were as follows:

Other assets increased by € 37.4 billion, of which € 29.7 billion related to brokerage and securities related receivables, therein € 21.9 billion from regular way pending settlements balances. This was mainly attributable to a seasonal increase in activity levels compared to low year-end levels. This seasonality was also reflected in an equivalent increase in brokerage and securities related payables, which contributed € 29.8 billion to the € 37.4 billion increase in other liabilities.

Trading assets and liabilities increased by € 12.1 billion and € 11.4 billion, respectively, primarily driven by strengthening of global indices during the period.

Positive market value of derivative financial instruments increased by € 11.0 billion, with a corresponding increase of € 14.6 billion in negative market value of derivative financial instruments. This was mainly due to market movements, primarily in interest rates.

Growth initiatives also contributed to increases of € 10.3 billion in loans at amortized cost and € 10.7 billion in deposits.

The overall movement of the balance sheet included an increase of approximately € 15 billion due to foreign exchange rate movements, mainly driven by strengthening of the U.S. Dollar versus the Euro. The effects from foreign exchange rate movements are embedded in the movement of the balance sheet line items discussed in this section.

Liquidity

Liquidity reserves amounted to € 260 billion as of March 31, 2019 (71 % cash and cash equivalents and 29 % highly liquid and other securities). As of December 31, 2018 the liquidity reserves amounted to € 259 billion (71 % cash and cash equivalents and 29 % highly liquid and other securities).

Equity

Total equity as of March 31, 2019 increased by € 456 million compared to December 31, 2018.The main factors contributing to this development were gains from foreign currency translation, net of tax of € 417 million, mainly resulting from the strengthening of the US dollar against the euro during the quarter, net income attributable to Deutsche Bank shareholders and additional equity components of € 178 million and unrealized net gains of financial assets at fair value through OCI, net of tax, of € 125 million. Partly offsetting the increase were remeasurement losses related to defined benefit plans, net of tax, of € 170 million and a negative impact due to the adoption of IFRS 16 of € 137 million, net of tax.

Progress on strategy implementation

In the first quarter of 2019, we made further progress executing against our key objectives. We are on track to achieve our 2019 adjusted costs target of € 21.8 billion and headcount target of below 90,000. Adjusted costs were € 5.9 billion in the first quarter of 2019, a year-over-year reduction of € 420 million. Compared to the first quarter of 2018 we reduced our internal employees by almost 5,700 to 91,463. Our CRR/CRD 4 Common Equity Tier 1 capital ratio at 13.7 % is consistent with our target, and our CRR/CRD 4 leverage ratio (phase-in) 4.1 % compared to the 4.5 % target over time.

Outlook

The following section provides an overview of updates to our outlook and should be read in conjunction with the Outlook section in the Management Report provided in the Annual Report 2018.

In 2019, we intend to build on the progress made last year to pursue our near-term operating targets for adjusted costs and employees. Reaching our 2019 target of 4 % post-tax return on tangible equity depends on factors within our direct control, but also on factors which are more market-sensitive and-event sensitive.

We expect revenues in 2019 to be essentially flat compared to 2018. The aim is to improve our revenues in particular through investments in targeted growth areas including loan and volume growth as well as through liquidity and balance sheet optimization and redeployment. Our outlook also takes into account that market environment and client activity in the first quarter of 2019 were not supportive of a more pronounced revenue recovery in our more market sensitive businesses.

For Corporate & Investment Bank (CIB), the first quarter of 2019 saw an unfavorable macroeconomic and financial market environment for the industry. Uncertainty was driven by a number of geopolitical factors such as, but not limited to, Brexit, US - China trade relations and the US government shutdown in January, all of which suppressed client activity and negatively impacted revenues, specifically in Sales & Trading and broadly in line with the overall industry trend. We do expect to see some improvement in the macroeconomic and financial market environment as the year progresses, with March having been more favorable than the first two months of the quarter. Should we experience continued recovery, we expect CIB revenues for 2019 to be slightly higher compared to 2018.

In Private & Commercial Bank (PCB), we expect growth in our investment and loan businesses in 2019. In the investment businesses, we plan to grow net new assets, and to continue to hire relationship managers in core markets and we expect to be able to leverage pricing opportunities in a normalizing market environment. In the loan businesses, we plan to benefit from the growth achieved in 2018 and target to further accelerate growth in 2019 within our existing risk management framework and with a focus on consumer and commercial loans. We expect the year-over-year revenue development will be negatively impacted by lower specific items, which we do not expect to repeat in the same magnitude as in 2018. We also expect the margin pressure on our deposit products to continue in the ongoing low interest rate environment and that our revenue base declines as a result of our business divestitures in Poland and Portugal. Given these aforementioned opposing revenue trends, we expect PCB revenues to remain essentially flat in 2019 compared to 2018.

For Asset Management (AM), the industry’s global assets under management are expected to substantially increase over the medium term, driven by strong net flows in passive strategies, alternatives and multi asset solutions. We believe that AM is well-positioned to grow market share amid these industry growth trends. We intend to focus our growth initiatives on products and services where we can differentiate ourselves. We expect our assets under management to be higher at the end of 2019. Net flows are expected to be positive across all major asset classes driven by passive and alternative investments. We expect AM revenues to be essentially flat for 2019 compared to 2018.

For the Group, we are committed to reducing our adjusted costs in 2019 to € 21.8 billion and to reducing our internal workforce to below 90,000 full-time employees by year-end 2019. Our expectation is to benefit from the run-rate impact of measures executed in 2018, as well as from the impact of Postbank integration and from the exit of our retail business in Portugal, and we will continue to address structural cost issues and optimize processes while also striving for additional cost savings if the revenue environment does not develop as we expect.

In addition, we assume an increase in provision in credit losses in 2019 compared to last year, and to benefit from a more normalized tax rate.

We expect our CRR/CRD 4 Common Equity Tier 1 capital ratio to be negatively impacted by pending supervisory assessments but to remain above 13 % throughout the year 2019. We expect our CRR/CRD 4 leverage ratio (phase-in) to remain above 4 % in 2019. We anticipate that year-end 2019 risk weighted assets (RWA) will stay essentially flat and CRR/CRD   4 leverage exposure to be slightly higher compared to year end 2018.

Risks and opportunities

The developments noted in the quarter did not materially alter our assessment of the risks and opportunities that our businesses are exposed to as laid out in our Annual Report 2018.

However, the extension of the Article 50 deadline until October 31, 2019, regarding the withdrawal of the United Kingdom from the European Union allows us to further reduce the operational risks in the event of a “no deal” Brexit. The extension gives us more time for client migration from London to Frankfurt and related continuity of contracts.

Risk information

The following section provides qualitative and quantitative disclosures about credit, market, liquidity and other risk metrics and their developments within the first quarter of 2019. Disclosures according to Pillar 3 of the Basel 3 Capital Framework, which are implemented in the European Union by the CRR and supported by EBA Implementing Technical Standards or the EBA Guideline, are published in our additional Pillar 3 report which can be found on our website.

Please refer to our Annual Report 2018 under the chapter “Risk Report” for further information on key risk categories and on the management of our material risks.

Overall risk assessment

In the course of the first quarter 2019 financial risk asset markets largely recovered from the setback observed in late 2018. Global growth concerns eased as US economic activity remained robust whereas growth indicators in Europe and China pointed to a tentative stabilization. In our view the global economy is indeed stabilizing, buoyed by a rebound in the US and China and domestic resilience in Europe, but still headed for a moderate slowdown this year.

Key downside risks include Brexit, where the further extension of the Article 50 deadline until October 31st has still not eliminated the risk of the United Kingdom leaving the European Union without a withdrawal agreement. A disorderly Brexit could aggravate the already softer economic outlook in the UK and Europe. The potential for an escalation in the global trade conflict also remains a key source of risk as a failure of US-China trade talks and/or an extension to Europe (including import tariffs on cars) are still possible.

The potential impacts of these risks are assessed through portfolio reviews and group-wide stress tests. The results of these tests indicate that the currently available capital and liquidity reserves, in combination with available mitigation measures, would allow us to absorb the impact of these risks if they were to materialize as envisaged.

Key risk metrics

The following selected key risk ratios and corresponding metrics form part of our holistic risk management across individual risk types. The Common Equity Tier 1 Ratio (CET 1), Economic Capital Adequacy (ECA) Ratio, Leverage Ratio (LR), Liquidity Coverage Ratio (LCR), and Stressed Net Liquidity Position (sNLP) serve as high-level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing (except LCR), and recovery and resolution planning practices, which are reviewed and approved by our Management Board at least annually. The CET 1, LR, Leverage Exposure, LCR and risk-weighted assets ratios and metrics, which are regulatory defined, are based on the fully loaded rules under the CRR/CRD 4. ECA, Economic Capital and sNLP are Deutsche Bank specific internal risk metrics in addition to the above described regulatory metrics.

Common Equity Tier 1 Ratio
31.3.2019	13.7%
31.12.2018	13.6%

Economic Capital Adequacy Ratio¹
31.3.2019	201%
31.12.2018	196%

Leverage Ratio (fully loaded)
31.3.2019	3.9%
31.12.2018	4.1%

Minimum requirement for own funds and eligible liabilities (MREL)
31.3.2019	10.8%
31.12.2018	11.1%

Liquidity Coverage Ratio (LCR)
31.3.2019	141%
31.12.2018	140%

Total Risk-Weighted Assets
31.3.2019	€ 347.5 bn
31.12.2018	€ 350.4 bn

Total Economic Capital
31.3.2019	€ 25.6 bn
31.12.2018	€ 26.1 bn

Leverage Exposure (fully loaded)
31.3.2019	€ 1,345 bn
31.12.2018	€ 1,273 bn

Stressed Net Liquidity Position (sNLP)
31.3.2019	€ 45.3 bn
31.12.2018	€ 48.1 bn

1 Formerly reported as “Internal Capital Adequacy Ratio”.

Risk-weighted assets

Risk-weighted assets by risk type and business division

	Mar 31, 2019
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total
Credit Risk	120,300	79,780	5,235	18,320	223,634
Settlement Risk	53	0	0	65	118
Credit Valuation Adjustment (CVA)	6,634	227	102	100	7,063
Market Risk	30,950	77	0	0	31,027
Operational Risk	70,559	10,106	4,968	0	85,633
Total	228,495	90,191	10,305	18,485	347,475

	Dec 31, 2018
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total
Credit Risk	115,035	76,592	5,236	15,964	212,827
Settlement Risk	39	0	0	47	86
Credit Valuation Adjustment (CVA)	7,642	202	112	42	7,997
Market Risk	37,446	89	0	0	37,535
Operational Risk	76,145	10,827	5,017	0	91,989
Total	236,307	87,709	10,365	16,053	350,432

Our RWA were € 347.5 billion as of March 31, 2019, compared to € 350.4 billion at the end of 2018. The decrease of € 3.0 billion was primarily driven by RWA for market and operational risk partly offset by increased RWA for credit risk. The market risk RWA reduction of € 6.5 billion primarily resulted from decreases in risk exposures within the incremental risk charge and stressed value-at-risk components. The operational risk RWA reduction of € 6.4 billion was primarily due to the model change of the expected loss deductible in alignment with recent regulatory requirements as well as a further reduction arising from favorable development of our internal loss profile and risk appetite metrics. The CVA RWA reduction of € 0.9 billion was driven by methodology-related changes and decreases in risk exposures. Credit risk RWA increased by € 10.8 billion as a result of business growth in CIB and PCB as well as the introduction of IFRS 16. Moreover, the credit risk RWA increase reflected parameter recalibrations, foreign exchange movements and higher RWA for deferred tax assets.

CET 1 capital reconciliation to shareholders equity

	Mar 31, 2019	Dec 31, 2018
in € m.	CRR/CRD 4	CRR/CRD 4
Total shareholders’ equity per accounting balance sheet	62,914	62,495
Deconsolidation/Consolidation of entities	(38)	(33)
Of which:
Additional paid-in capital	(12)	(12)
Retained earnings	(170)	(150)
Accumulated other comprehensive income (loss), net of tax	143	130
Total shareholders’ equity per regulatory balance sheet	62,875	62,462
Minority Interests (amount allowed in consolidated CET 1)	877	846
Accrual for dividend and AT1 coupons1	(445)	(267)
Reversal of deconsolidation/consolidation of the position accumulated other comprehensive income (loss), net of tax, during transitional period	0	0
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	63,307	63,041
Prudential filters	(1,946)	(1,833)
Of which:
Additional value adjustments	(1,659)	(1,504)
Any increase in equity that results from securitized assets	0	(1)
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(287)	(329)
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	0	0
Regulatory adjustments	(13,649)	(13,722)
Of which:
Goodwill and other intangible assets (net of related tax liabilities)	(8,639)	(8,566)
Deferred tax assets that rely on future profitability	(2,648)	(2,758)
Negative amounts resulting from the calculation of expected loss amounts	(328)	(367)
Defined benefit pension fund assets	(1,091)	(1,111)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in risk-weighted assets	0	0
Other	(942)	(920)
Common Equity Tier 1 capital	47,712	47,486

1No interim profits to be recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4).

Our CRR/CRD 4 CET 1 capital ratio as of March 31, 2019 increased to 13.7 % compared to 13.6 % as of December 31, 2018. The increase was due to the above mentioned decrease in RWA in accordance with CRR/CRD 4 and € 0.2 billion increase in our CRR/CRD 4 CET 1 capital compared to year end 2018. The € 0.2 billion increase of CET 1 capital was the result of positive effects from Currency Translation Adjustments of € 0.4 billion with some negative foreign exchange counter-effects in capital deduction items. The adoption of IFRS 16 effective January 1, 2019 decreased capital by € 0.1 billion. Our positive net income of € 0.2 billion was completely offset by our dividend and AT1 coupon accrual of € 0.2 billion for the first quarter of 2019 which is in line with the ECB Decision (EU) (2015/656) on the recognition of interim or year-end profits in CET 1 capital in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4).

Other measures

Total economic capital and economic capital adequacy ratio

As of March 31, 2019, our economic capital usage amounted to € 25.6 billion, which was € 0.5 billion or 1.8 % lower than € 26.1 billion economic capital usage as of December 31, 2018. This change was driven by several partially off-setting components, mainly decreases in market risk of € 0.5 billion due to lower level of credit inventory, operational risk of € 0.5 billion due to model changes and strategic risk of € 0.5 billion due to slightly improved twelve month rolling business outlook. Off-setting effects include the higher economic capital usage from credit risk of € 0.5 billion mainly driven by increased exposures in the counterparty default risk component related to interest derivative trades and overall increase in the settlement component plus the reduction of the inter-risk diversification effect of € 0.5 billion.

The economic capital adequacy ratio was 201 % as of March 31, 2019, compared with 196 % as of December 31, 2018. The change of the ratio was due to decrease in capital demand and increase in capital supply. The capital supply increased by € 0.3 billion mainly driven by shareholders’ equity due to currency translation adjustment of € 0.4 billion partially offset by reduction due to IFRS 16 impact of € 0.1 billion. The decrease in capital demand was driven by lower economic capital usage as explained above.

Leverage ratio and leverage exposure

As of March 31, 2019, our fully loaded leverage ratio was 3.9 % compared to 4.1 % as of December 31, 2018, taking into account as of March 31, 2019 a fully loaded Tier 1 capital of € 52.3 billion over an applicable exposure measure of € 1,345 billion (€ 52.1 billion and € 1,273 billion as of December 31, 2018, respectively). In the first quarter 2019, our leverage exposure increased by € 72 billion to € 1,345 billion. This primarily reflected the development of our balance sheet: pending settlements were € 22 billion higher from seasonally low year-end levels, SFT related items (securities purchased under resale agreements, securities borrowed and receivables from prime brokerage) rose by € 14 billion, non-derivative trading assets increased by € 13 billion and loans grew by € 10 billion.

The increase in leverage exposure in the first quarter 2019 included a positive foreign exchange impact of € 15 billion mainly due to the depreciation of the Euro against the U.S. dollar. The effects from foreign exchange rate movements are embedded in the movement of the leverage exposure items discussed in this section.

On a phase-in basis our leverage ratio decreased from 4.3 % to 4.1 % during the first quarter 2019 taking into account as of March   31, 2019 a phase-in Tier   1 capital of €   55.4   billion over an applicable exposure measure of €   1,345   billion (€   55.1   billion and €   1,273   billion as of December   31, 2018, respectively).

MREL

As of March 31, 2019, Total Liabilities and Own Funds (TLOF) were € 1,134 billion and available MREL were € 123 billion, corresponding to a ratio of 10.84%, compared to € 1,058 billion TLOF and € 118 billion MREL and a ratio of 11.14 % as of December 31, 2018. This means that Deutsche Bank has a comfortable buffer of own funds and eligible liabilities which is € 19 billion above our MREL. The change was driven by a seasonal increase of the balance sheet and new issuance activities in the first quarter 2019.

LCR

The LCR as of March 31, 2019 stands at 141 % compared to 140 % as of December 31, 2018. This marginal change was due to a higher increase in our High Quality Liquid Assets (HQLA) compared to the Net Cash Outflows (NCO).

sNLP

During 2019, our sNLP remained well within the risk appetite and at March 31, 2019 we recorded a surplus of € 45.3 billion compared to € 48.1 billion as of December 31, 2018. This was mainly due to increased business activities, partially offset by refined liquidity risk methodologies.

Asset quality

The Asset Quality section describes the quality of debt instruments subject to impairment, which under IFRS 9 consist of debt instruments measured at amortized cost (AC), financial instruments at fair value through other comprehensive income (FVOCI) as well as off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to as ‘Financial Assets’).

The following tables provide an overview of the exposure amount and allowance for credit losses by financial asset class broken down into stages as per IFRS 9 requirements.

Overview of financial assets subject to impairment as of March 31, 2019

	Mar 31, 2019
	Gross Carrying Amount					Allowance for Credit Losses2
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized Cost1	669,594	29,428	7,312	2,289	708,623	533	527	3,252	17	4,329

1 Financial Assets at Amortized Cost consist of: Loans at Amortized Cost, Cash and central bank balances, Interbank balances (w/o central banks), Central bank funds sold and securities purchased under resale agreements, Securities borrowed and certain subcategories of Other assets.

2Allowance for credit losses do not include allowance for country risk amounting to € 7 million as of March 31, 2019.

	Mar 31, 2019
	Fair Value					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Fair Value through OCI	53,593	287	0	0	53,879	14	1	0	0	15

	Mar 31, 2019
	Notional Amount					Allowance for Credit Losses¹
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Off-balance sheet	253,530	8,998	494	0	263,023	131	71	95	0	297

1Allowance for credit losses do not include allowance for country risk amounting to € 4 million as of March 31, 2019.

Overview of financial assets subject to impairment as of December 31, 2018

	Dec 31, 2018
	Gross Carrying Amount					Allowance for Credit Losses2
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized Cost1	637,037	32,335	7,452	1,963	678,787	509	501	3,247	3	4,259

1Financial Assets at Amortized Cost consist of: Loans at Amortized Cost, Cash and central bank balances, Interbank balances (w/o central banks), Central bank funds sold and securities purchased under resale agreements, Securities borrowed and certain subcategories of Other assets.

2Allowance for credit losses do not include allowance for country risk amounting to € 6 million as of Dec 31, 2018.

	Dec 31, 2018
	Fair Value					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Fair Value through OCI	50,932	247	2	1	51,182	11	1	0	(0)	13

	Dec 31, 2018
	Notional Amount					Allowance for Credit Losses¹
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Off-balance sheet	252,039	10,021	599	0	262,659	132	73	84	0	289

1Allowance for credit losses do not include allowance for country risk amounting to € 5 million as of Dec 31, 2018.

Additional information

Management and Supervisory Board

Management Board

As of January 1, 2019, Frank Kuhnke became a member of the Management Board of Deutsche Bank AG. He is our Chief Operating Officer and is responsible for the Chief Information Office, the Chief Security Office, the Chief Data & Innovation Office, Corporate Services as well as CIB Operations and Client Lifecycle Management.

Supervisory Board

There were no changes in the Supervisory Board.

Capital expenditures and divestitures

During the first three months of 2019, the Group has made no significant capital expenditures or divestitures.

Events after the reporting period

After the reporting date no material events occurred which had a significant impact on our results of operations, financial position and net assets.

Basis of preparation/impact of changes in accounting principles

Our general accounting policies remained materially unchanged within the first quarter of 2019 compared to year-end 2018.

Recently adopted accounting pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been applied in the first quarter of 2019.

IFRS 16 Leases

On January 1, 2019, the Group adopted IFRS 16, “Leases”, which introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. There will be only minor changes to the current accounting for lessors. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The regulations have been adopted into European law by the EU.

The Group implemented IFRS 16 through a Group-wide implementation program. The majority of leases are for land and buildings; other categories are company cars and technical/IT equipment.

The Group applied the practical expedient in IFRS 16 to contracts that were identified as leases applying IAS 17, “Leases”, and IFRIC 4, “Determining whether an Arrangement contains a Lease”, on transition.

The Group elected to apply the modified retrospective transition approach, without restatement of comparative figures. Under the modified retrospective approach, the Group was able to choose on a lease by lease basis to either (i) measure the right-of-use asset at the same amount as the lease liability, or (ii) to measure the right-of-use asset retrospectively using the transition discount rate. For approach (ii), the resulting difference between the right-of-use asset and the lease liability was recognized as an adjustment to the opening balance of retained earnings on transition.

On initial application the Group applied approach (i) to leases classified as operating leases under IAS 17 except for larger property leases where the Group elected to apply approach (ii) which resulted in an adjustment to the opening balance of retained earnings on transition of in total € 137 million, net of tax.

In addition, provisions previously recognized for onerous operating leases as well as accrued operating liabilities were derecognized upon transition, and the value of the right-of-use assets was reduced by that same amount.

The impact upon adoption resulted in an € 3.2 billion and € 3.6 billion increase in the balance sheet related to the recognition of right of use assets and corresponding liabilities, respectively. This led to an overall reduction in the Group’s total shareholders’ equity of € 136 million, net of tax.

Improvements to IFRS 2015-2017 cycles

On January 1, 2019, the Group adopted the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement project for the 2015-2017 cycles. This comprises amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to IFRS 3 “Business combinations”, IAS 12 “Income taxes” and “IAS 23 Borrowing costs”. The amendments did not have a material impact on the Group’s consolidated financial statements.

New accounting pronouncements

The following accounting pronouncements were not effective as of March 31, 2019 and therefore have not been applied in the first quarter of 2019.

IFRS 3 Business combinations

In October 2018, the IASB issued amendments to IFRS 3 “Business combinations”. These amendments clarify the determination of whether an acquisition made is of a business or a group of assets. The amended definition of a business emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. Distinguishing between a business and a group of assets is important because an acquirer recognizes goodwill only when acquiring a business. The amendments will be effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The amendments will not have a material impact on the Group’s consolidated financial statements. These amendments have yet to be endorsed by the EU.

IFRS 17 Insurance contracts

In May 2017, the IASB issued IFRS 17, “Insurance contracts”, which establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. IFRS 17 replaces IFRS 4 which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner, benefiting both investors and insurance companies. Insurance obligations will be accounted for using current values – instead of historical cost. The information will be updated regularly, providing more useful information to users of financial statements. IFRS 17 is effective for annual periods beginning on or after January 1, 2021. Based on the Group’s current business activities it is expected that IFRS 17 will not have a material impact on the Group’s consolidated financial statements. The standard has yet to be endorsed by the EU.

Total net revenues

	Three months ended
in € m.	Mar 31, 2019	Mar 31, 2018
Interest and similar income1	6,502	5,995
Interest expense	3,199	3,044
Net interest income	3,303	2,951
Commissions and fee income	2,382	2,652
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	769	1,149
Net gains (losses) on financial assets at amortized cost	0	2
Net gains (losses) on financial assets at fair value through other comprehensive income	46	154
Net income (loss) from equity method investments	33	102
Other income (loss)	(183)	(34)
Total noninterest income	3,048	4,026
Total net revenues	6,351	6,976

1 Interest and similar income include € 4.6 billion and € 3.9 billion for the three months ended March 31, 2019 and March 31, 2018 respectively, calculated based on the effective interest method.

Earnings per common share

	Three months ended
	Mar 31, 2019	Mar 31, 2018
Earnings per common share:
Basic	€ 0.08	€ 0.06
Diluted	€ 0.08	€ 0.06
Number of shares in million:
Denominator for basic earnings per share – weighted-average shares outstanding	2,096.9	2,094.6
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	2,152.2	2,151.3

Consolidated Statement of Comprehensive Income

	Three months ended
in € m.	Mar 31, 2019	Mar 31, 2018
Net income (loss) recognized in the income statement	201	120
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	(254)	(164)
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss, before tax	3	48
Total of income tax related to items that will not be reclassified to profit or loss	81	48
Items that are or may be reclassified to profit or loss
Financial assets at fair value through other comprehensive income
Unrealized net gains (losses) arising during the period, before tax	226	(152)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(46)	(154)
Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	2	(7)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(2)	0
Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	(0)
Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	391	(410)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0
Equity Method Investments
Net gains (losses) arising during the period	(4)	(2)
Total of income tax related to items that are or may be reclassified to profit or loss	(5)	63
Other comprehensive income (loss), net of tax	393	(730)
Total comprehensive income (loss), net of tax	594	(610)
Attributable to:
Noncontrolling interests	45	(8)
Deutsche Bank shareholders and additional equity components	549	(602)

Provisions

As of March 31, 2019, the Group recognized € 3.0 billion (December 31, 2018: € 2.7 billion) in provisions on its balance sheet. These relate to operational risk, civil litigation, regulatory enforcement, restructuring, allowances for credit related off-balance sheet positions and other matters, including bank levies. The consolidated financial statements contained in our Annual Report 2018 describe our provisions as of December 31, 2018, in Note 21 “Allowance for Credit Losses”, and Note 29 “Provisions”.

Civil litigation and regulatory enforcement matters

Within provisions, the Group recognized provisions relating to civil litigation of € 0.6 billion (December 31, 2018: € 0.7 billion) and provisions relating to regulatory enforcement matters of € 0.5 billion (December 31, 2018: € 0.5 billion). For some matters for which the Group believes an outflow of funds is probable, no provisions were recognized as the Group could not reliably estimate the amount of the potential outflow.

For the matters for which a reliable estimate can be made, the Group currently estimates that, as of March 31, 2019, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 2.5 billion for civil litigation matters (December 31, 2018: € 2.5 billion) and € 0.2 billion for regulatory enforcement matters (December 31, 2018: € 0.2 billion). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party. For other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is more than remote but less than probable but the amount is not reliably estimable, and accordingly such matters are not included in the contingent liability estimates. For still other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is remote and therefore has neither recognized a provision nor included them in the contingent liability estimates.

Note 29 “Provisions” to the consolidated financial statements contained in our Annual Report 2018 sets forth, in the section thereof captioned “Current Individual Proceedings”, descriptions as of the date of such consolidated financial statements of civil litigation and regulatory enforcement matters or groups of matters for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk; similar matters are grouped together and some matters consist of a number of proceedings or claims. The disclosed matters include matters for which the possibility of a loss is more than remote but for which the Group cannot reliably estimate the possible loss.

Non-GAAP financial measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Return on equity ratios

The Group reports a post-tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure.

The post-tax returns on average shareholders’ equity and average tangible shareholders’ equity are calculated as net income (loss) attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity and average tangible shareholders' equity, respectively.

Net income (loss) attributable to Deutsche Bank shareholders for the segments is a non-GAAP financial measure and is defined as net income (loss) after tax and income (loss) attributable to noncontrolling interests. For the Group, it reflects the reported effective tax rate which was 31 % for the 1st quarter 2019 and 72 % for the prior year’s comparative period. For the segments, the applied tax rate was 28 % for 2019 and all quarters in 2018.

At the Group level, tangible shareholders’ equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders´ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis.

The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier, and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.

The reconciliation of the aforementioned ratios is set forth in the table below:

	Three months ended Mar 31, 2019
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consolidated
Profit (loss) before tax	(88)	287	96	(4)	292
Income tax expense					(91)
Net Income (loss)	(64)	207	69	(12)	201
Net income (loss) attributable to noncontrolling interests	0	0	0	(23)	(23)
Net Income attributable to DB shareholders	(64)	207	69	(35)	178

Average shareholders’ equity	42,610	15,075	4,842	0	62,527
Add (deduct) :
Average goodwill and other intangible assets	(3,219)	(2,139)	(3,016)	0	(8,374)
Average tangible shareholders’ equity	39,392	12,935	1,826	0	54,153
Post-tax return on average shareholders’ equity (in %)	(0.6)	5.5	5.7	N/M	1.1
Post-tax return on average tangible shareholders’ equity (in %)	(0.6)	6.4	15.2	N/M	1.3

N/M – Not meaningful

	Three months ended Mar 31, 2018
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consolidated
Profit (loss) before tax	203	325	72	(167)	432
Income tax expense					(312)
Net Income (loss)	146	234	52	(311)	120
Net income (loss) attributable to noncontrolling interests	0	0	0	0	0
Net Income attributable to DB shareholders	146	234	52	(311)	120

Average shareholders’ equity	43,856	14,170	4,605	0	62,631
Add (deduct) :
Average goodwill and other intangible assets	(2,895)	(2,061)	(3,654)	0	(8,610)
Average tangible shareholders’ equity	40,961	12,109	951	0	54,021
Post-tax return on average shareholders’ equity (in %)	1.3	6.6	4.5	N/M	0.8
Post-tax return on average tangible shareholders’ equity (in %)	1.4	7.7	21.7	N/M	0.9

N/M – Not meaningful

Revenues excluding specific items

Revenues excluding specific items is a performance indicator and is a non-GAAP financial measure most directly comparable to the IFRS financial measure net revenues. Revenues excluding specific items is calculated by adjusting net revenues under IFRS for specific revenue items which generally fall outside the usual nature or scope of the business and are likely to distort an accurate assessment of the unit’s operating performance. The Group believes that a presentation of net revenues excluding the impact of these items provides a more meaningful depiction of the revenues associated with our businesses.

	Three months ended Mar 31, 2019
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues	3,328	2,513	525	(15)	6,351
DVA - CIB Other	(49)	0	0	0	(49)
Change in valuation of an investment - Sales & Trading (FIC)	36	0	0	0	36
Sal. Oppenheim workout - Wealth Management	0	43	0	0	43
Gain from property sale - Private and Commercial Business (Germany)	0	0	0	0	0
Revenues excluding specific items	3,341	2,470	525	(15)	6,320

…

	Three months ended Mar 31, 2018
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues	3,845	2,640	545	(54)	6,976
DVA - CIB Other	61	0	0	0	61
Change in valuation of an investment - Sales & Trading (FIC)	84	0	0	0	84
Sal. Oppenheim workout - Wealth Management	0	14	0	0	14
Gain from property sale - Private and Commercial Business (Germany)	0	156	0	0	156
Revenues excluding specific items	3,700	2,470	545	(54)	6,661

…

Adjusted costs

Adjusted costs is one of the key performance indicators and is a non-GAAP financial measure most directly comparable to the IFRS financial measure noninterest expenses. Adjusted costs is calculated by adjusting noninterest expenses under IFRS for (i) impairment of goodwill and other intangible assets, (ii) litigation expenses/(releases) and (iii) restructuring and severance. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with our businesses.

	Three months ended Mar 31, 2019
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consolidated
Noninterest expenses	3,393	2,108	398	20	5,919
Impairment of goodwill and other intangible assets	0	0	0	0	0
Litigation expenses/(releases)	3	(23)	(1)	3	(17)
Restructuring and severance	23	(18)	4	(3)	6
Adjusted costs	3,367	2,149	395	20	5,930

	Three months ended Mar 31, 2018
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consolidated
Noninterest expenses	3,643	2,227	473	114	6,457
Impairment of goodwill and other intangible assets	0	0	0	0	0
Litigation expenses/(releases)	58	(20)	27	2	66
Restructuring and severance	27	9	4	0	41
Adjusted costs	3,558	2,238	442	112	6,350

Book value and tangible book value per basic share outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible book value

in € m.	Mar 31, 2019	Dec 31, 2018
Total shareholders’ equity (Book value)	62,914	62,495
Goodwill and other intangible assets1	(8,404)	(8,372)
Tangible shareholders’ equity (Tangible book value)	54,509	54,122

1Excludes Goodwill and other intangible assets attributable to partial sale of DWS.

Basic shares outstanding

in million (unless stated otherwise)	Mar 31, 2019	Dec 31, 2018
Number of shares issued	2,066.8	2,066.8
Treasury shares	(3.6)	(1.3)
Vested share awards	45.1	39.8
Basic shares outstanding	2,108.2	2,105.2

Book value per basic share outstanding in €	29.84	29.69
Tangible book value per basic share outstanding in €	25.86	25.71

Fully loaded CRR/CRD 4 Measures

Our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes and are set forth throughout this document under CRR/CRD 4. CRR/CRD 4 provides for “transitional” (or “phase-in”) rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets.

When referring to Deutsche Bank results according to transitional rules we use the term “CRR/CRD 4”. When referring to results according to full application of the final CRR/CRD 4 framework (without consideration of applicable transitional methodology) we use the term “CRR/CRD 4 fully loaded”.

Since 2015 the Common Equity Tier 1 (CET 1) minimum capital requirement applicable to the Group is 4.5 % of risk weighted assets. In addition to these minimum capital requirements, various capital buffer requirements were phased in starting 2016 and became fully effective from 2019 onwards. The development and maintenance of a high quality capital base which should primarily consist of Common Equity Tier 1 reflects one of the core elements of the CRR/CRD 4 framework. Specific regulatory adjustments were subject to transitional rules. For instance, deductions for deferred tax assets that rely on future profitability or deductions for indirect and synthetic holdings of own instruments and capital instruments issued by financial sector entities were phased in. They are not applicable from January 1, 2018 onwards as the phase-in percentage increased to 100%. At the same time minority interest only recognizable under the transitional rules is now phased out with a 100 % phase-out rate since January 1, 2018.

Transitional arrangements are still applicable for Additional Tier 1 (AT1) and Tier 2 (T2) capital. Capital instruments that no longer qualify as AT1 or T2 capital under the CRR/CRD 4 fully loaded rules are subject to grandfathering rules during the transitional period and are being phased out from 2013 to 2022 with their recognition capped at 40 % in 2018, 30 % in 2019 and the cap decreasing by ten percentage points every year thereafter.

As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures may not be comparable with similarly labelled measures used by our competitors.

We believe that these fully loaded CRR/CRD 4 calculations provide useful information to investors as they reflect our progress against the new regulatory capital standards and as many of our competitors have been describing CRR/CRD 4 calculations on a fully loaded basis.

Imprint

Deutsche Bank
Aktiengesellschaft

Taunusanlage 12
60262 Frankfurt am Main
Germany

Telephone: +49 69 910-00
deutsche.bank@db.com

Investor Relations +49 800 910-8000
db.ir@db.com

Publication Published on April 26, 2019

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 22, 2019 under the heading “Risk Factors”.